SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of April, 2015

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART, IN OR INTO OR FROM ANY RESTRICTED JURISDICTIONS OR ANY OTHER JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION.

FOR IMMEDIATE RELEASE

13 APRIL 2015

Aviva plc

Recommended All-Share Acquisition of Friends Life Group Limited ("Friends Life") by Aviva plc ("Aviva")

Admission of New Aviva Shares

On 2 December 2014, Aviva and Friends Life announced that they had reached agreement on the terms of a recommended all-share acquisition of the entire issued and to be issued ordinary share capital of Friends Life by Aviva (the "Proposed Acquisition") to be implemented by way of a court-sanctioned scheme of arrangement under Part VIII of the Companies (Guernsey) Law, 2008 (as amended) (the "Scheme").

Following the approval by the Aviva Shareholders of all of the Resolutions at the Aviva General Meeting held on 26 March 2015 and the sanctioning of the Scheme by the Guernsey Court on 10 April 2015, Aviva announces that 1,086,326,606 New Aviva Shares have been admitted to the Premium Listing segment of the Official List of the UK Listing Authority and to trading on the main market for listed securities of the London Stock Exchange, in each case at 8 a.m. today.

Therefore Aviva has 4,045,436,598 issued ordinary shares of 25 pence each, all of which are admitted to the Premium Listing segment of the Official List of the UK Listing Authority and to trading on the main market for listed securities of the London Stock Exchange. All of Aviva's ordinary shares rank pari passu in all respects, including in relation to the right to receive dividends and other distributions declared, made or paid on such shares, and each ordinary share carries the right to one vote in relation to all circumstances at general meetings of Aviva. Aviva does not hold any ordinary shares in treasury. Therefore, the total number of voting rights in Aviva plc is 4,045,436,598.

Defined terms used but not defined in this announcement have the meanings set out in Aviva's class 1 circular and prospectus, as applicable, each dated 19 January 2015 and copies of which are available on Aviva's website at www.aviva.com/friendsoffer.

For enquiries please contact:
Aviva plc
Colin Simpson Nigel Prideaux David Elliot Andrew Reid	+44 (0) 20 7662 8115 +44 (0) 20 7662 0215 +44 (0) 20 7662 8048 +44 (0) 20 7662 3131
Morgan Stanley (Aviva's Joint Sponsor, Joint Financial Adviser and Joint Corporate Broker)
Donald Moore Matt Cannon Paul Baker	+44 (0) 20 7425 8000
J.P. Morgan Cazenove (Aviva's Joint Sponsor, Joint Financial Adviser and Joint Corporate Broker)
Tim Wise Conor Hillery	+44 (0) 20 7742 4000
Robey Warshaw LLP (Aviva's Joint Financial Adviser)
Simon Robey Simon Warshaw	+44 (0)20 7317 3900
Finsbury (Aviva's PR Adviser)
Conor McClafferty	+44 (0) 20 7251 3801

Important notices relating to financial advisers

Morgan Stanley & Co. International plc ("Morgan Stanley"), which is authorised and regulated by the Financial Conduct Authority, is acting as joint sponsor, joint financial adviser and joint corporate broker to Aviva and no one else in connection with the Proposed Acquisition and will not be responsible to anyone other than Aviva for providing the protections afforded to its clients or for providing advice in connection with the Proposed Acquisition, contents of this announcement or any matter referred to in this announcement.

J.P. Morgan Limited, which is authorised and regulated by the Financial Conduct Authority, is acting as joint sponsor and joint financial adviser, and J.P. Morgan Securities plc, which is authorised by the Prudential Regulatory Authority and regulated by the Financial Conduct Authority and the Prudential Regulatory Authority, is acting as joint corporate broker, which entities each conduct their UK investment banking business as J.P. Morgan Cazenove ("J.P. Morgan Cazenove"), to Aviva and no one else in connection with the Proposed Acquisition and will not be responsible to anyone other than Aviva for providing the protections afforded to its clients or for providing advice in connection with the Proposed Acquisition, the contents of this announcement or any matter referred to in this announcement.

Robey Warshaw LLP, which is authorised and regulated by the Financial Conduct Authority, is acting as joint financial adviser to Aviva and no one else in connection with the Proposed Acquisition and will not be responsible to anyone other than Aviva for providing the protections afforded to its clients or for providing advice in connection with the Proposed Acquisition, contents of this announcement or any matter referred to in this announcement.

Further information

This announcement is for information purposes only. It is not intended to and does not constitute, or form part of, any offer, invitation or the solicitation of any offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities, or the solicitation of any vote or approval in any jurisdiction, pursuant to the Proposed Acquisition or otherwise nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

This announcement does not constitute a prospectus or prospectus equivalent document.

This announcement has been prepared for the purposes of complying with English law, Guernsey law, the rules of the London Stock Exchange and the Code and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws and regulations of any jurisdiction outside the United Kingdom and Guernsey.

Overseas jurisdictions

The distribution of this announcement in jurisdictions other than the United Kingdom or the United States and the ability of Friends Life Shareholders who are not resident in the United Kingdom or the United States to participate in the Proposed Acquisition may be affected by the laws of relevant jurisdictions. Therefore any persons who are subject to the laws of any jurisdiction other than the United Kingdom or the United States or Friends Life Shareholders who are not resident in the United Kingdom or the United States will need to inform themselves about, and observe, any applicable legal or regulatory requirements. Any failure to comply with the applicable restrictions may constitute a violation of the securities laws of any such jurisdiction. Further details in relation to overseas shareholders will be contained in the Scheme Document.

The Proposed Acquisition is not being, and will not be, made available, directly or indirectly, in or into or by the use of the mails of, or by any other means or instrumentality of interstate or foreign commerce of, or any facility of a national state or other securities exchange of any Restricted Jurisdiction, and no person may vote in respect of the Proposed Acquisition by any such use, means, instrumentality or facility or from within any Restricted Jurisdiction.

Accordingly, copies of this announcement and all documents relating to the Proposed Acquisition are not being, and must not be, directly or indirectly, mailed, transmitted or otherwise forwarded, distributed or sent in, into or from any Restricted Jurisdiction and persons receiving this announcement (including, without limitation, agents, nominees, custodians and trustees) must not distribute, send or mail it in, into or from such jurisdiction. Any person (including, without limitation, any agent, nominee, custodian or trustee) who has a contractual or legal obligation, or may otherwise intend, to forward this announcement and/or the Scheme Document and/or any other related document to a jurisdiction outside the United Kingdom or the United States should inform themselves of, and observe, any applicable legal or regulatory requirements of their jurisdiction.

US holders of Friends Life Shares

This announcement does not constitute an offer of securities for sale in the United States or an offer to acquire or exchange securities in the United States. The New Aviva Shares have not been and will not be registered under the US Securities Act of 1933, as amended (the "US Securities Act") or under the securities laws of any state or other jurisdiction of the United States. Accordingly, the New Aviva Shares may not be offered, sold, resold, delivered, distributed or otherwise transferred, directly or indirectly, in or into the United States absent registration under the US Securities Act or an exemption therefrom. The New Aviva Shares are expected to be issued in reliance upon the exemption from the registration requirements of the US Securities Act provided by Section 3(a)(10) thereof. Friends Life Shareholders (whether or not US persons) who are or will be affiliates (within the meaning of the US Securities Act) of Aviva or Friends Life prior to, or of Aviva after, the Effective Date will be subject to certain US transfer restrictions relating to the New Aviva Shares received pursuant to the Scheme.

None of the securities referred to in this announcement have been approved or disapproved by the SEC, any state securities commission in the United States or any other US regulatory authority, nor have such authorities passed upon or determined the adequacy or accuracy of the information contained in this announcement. Any representation to the contrary is a criminal offence in the United States.

The Proposed Acquisition relates to the securities of a Guernsey-registered company with a listing on the London Stock Exchange and has been effected by means of a scheme of arrangement under the laws of Guernsey. A transaction effected by means of a scheme of arrangement is not subject to proxy solicitation or tender offer rules under the US Exchange Act.

Aviva is organised under the laws of England. Friends Life is organised under the laws of Guernsey. A majority of the officers and directors of Aviva and all the officers and directors of Friends Life are residents of countries other than the United States. The significant majority of the assets of Aviva and Friends Life are located outside of the United States. As a result, it may not be possible to effect service of process within the United States upon Aviva, Friends Life, or any of their respective officers or directors, or to enforce outside the United States judgements obtained against Aviva, Friends Life, or any of their respective officers or directors in US courts, including, without limitation, judgements based upon the civil liability provisions of the US federal securities laws or the laws of any state or territory within the United States. It may not be possible to sue Aviva or Friends Life or their respective officers or directors in a non-US court for violations of US securities laws. It may be difficult to compel Aviva, Friends Life and their respective affiliates to subject themselves to the jurisdiction and judgment of a US court.

Publication on website and availability of hard copies

A copy of this announcement will be available for inspection on Aviva's website at www.aviva.com by no later than 12 noon (London time) on the Business Day following the date of this announcement. For the avoidance of doubt, save as expressly referred to in this announcement, the contents of those websites are not incorporated, and do not form part of, this announcement.

Aviva Shareholders may request a hard copy of this announcement by contacting Marsha Rennie during business hours on +44 (0) 207 662 3004 or by submitting a request by email to aviva.shareholders@aviva.com or in writing to St Helen's, 1 Undershaft, London EC3P 3DQ.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 13 April, 2015
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary